Exhibit 99.3

UNITED UTILITIES PLC – DIRECTORS’ SHARE INTERESTS

4 SEPTEMBER 2003

United Utilities PLC ("the Company") announces the award of shares to the following executive directors under the terms of the Company's deferred share plan (“the Plan”). The number of shares awarded has been calculated by dividing the value of the notional dividend, which would have been payable on 29 August 2003 on shares the subject of the Plan, by the mid-market price on that date of 466.5p per share. Furthermore, notification was received today that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors on 29 August 2003, as dividend reinvestment in accordance with the rules of the Company's Inland Revenue approved share incentive plan ("S.I.P."). The shares were purchased at a price of 465.68p per share

Director	No. shares awarded in "the Plan"	No. shares purchased in "S.I.P."
JOHN ROBERTS	1167	16
SIMON BATEY	973	16
GORDON WATERS	676	16

Further information can be obtained from Tim Rayner, Company Secretary 01925 237071.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol 'UU'.